Vista Outdoor Recommends CSG Transaction as the Most Compelling for Stockholders; Rejects Final Indication from MNC July 8, 2024

2 No Offer or Solicitation This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com. Participants in Solicitation Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

Forward-Looking Statement 3 Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK Group a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

Non-GAAP Financial Measures 4 Non-GAAP financial measures such as adjusted EBITDA and adjusted EBITDA margin as included in this presentation are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding certain non-recurring and non-cash items. We calculate adjusted EBITDA margin as adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA and adjusted EBITDA margin provide investors with an important perspective on Vista Outdoor’s core profitability and help investors analyze underlying trends in its business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as substitutes for, GAAP net income and GAAP net income margin. Vista Outdoor’s definitions may differ from those used by other companies. Vista Outdoor has not reconciled adjusted EBITDA or adjusted EBITDA margin guidance to GAAP net income or GAAP net income margin guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP adjusted EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort.

Vista Outdoor Board Recommends the Improved CSG Transaction as the Most Compelling for Stockholders 5 CSG Purchase Price for The Kinetic Group Business Increased $100MM to $2.1Bn ($190MM Increase Since Original Purchase Price) Cash Consideration Increased by $3.00 to $21.00 Per Share ($8.10 Increase Since Original Cash Consideration) Vista Outdoor Recommends the CSG Transaction as the Most Compelling for Stockholders, Providing Superior Package Value of $49-$58 Per Share (17%-38% Premium to MNC) Vista Outdoor Rejects MNC’s Final Indication as Inadequate and Opportunistic, Particularly in its Undervaluation of Revelyst by $7-$16 Per Share

Sale of The Kinetic Group to CSG Maximizes Stockholder Value, Whereas MNC’s Final Indication is Inadequate and Opportunistic 6 Sale of The Kinetic Group to CSG MNC’s Final Indication for Vista Outdoor Maximizes Stockholder Value Inferior Stockholder Value Stockholders Realize Separation Benefit and Own Upside in Value at Revelyst Fundamentally Undervalues Revelyst All Required Regulatory Approvals Received and Ready to Close in July Multiple Months to Close Fair Consideration for Stockholders Inadequate Consideration Result of Competitive Sale Process Opportunistic Proposal to Capture Revelyst Upside

Vista Outdoor Recommends the CSG Transaction as the Most Compelling for Stockholders, Providing Superior Package Value 7 Maximizes Stockholder Value All Required Regulatory Approvals Received and Ready to Close in July ✓ All regulatory closing conditions (including HSR and CFIUS) have been satisfied ✓ Transaction would close by the end of July following receipt of stockholder approval Result of Competitive Sale Process ✓ CSG Transaction is the result of a competitive and exhaustive, multi-stage sale process, including outreach to 26 potential buyers Fair Consideration for Stockholders ✓ Crystallizes significant value and mitigates future market risk for The Kinetic Group today ✓ Financial advisors deemed consideration is fair Stockholders Realize Separation Benefit and Own Upside in Value at Revelyst ✓ Provides stockholders with the ability to retain upside to realize DCF value or takeover premium at Revelyst ✓ The Vista Board believes that a sale of the whole company significantly undervalues Revelyst and inhibits the ability to attract the natural owners of each of the businesses ✓ CSG Transaction delivers $7-$16 per share MORE value to stockholders than MNC’s final indication ✓ CSG increased its purchase price for The Kinetic Group again by $100MM to $2.1Bn ($190MM more than original deal), resulting in increasing cash merger consideration by $3 to $21 per share ($8.10 more than original deal) 1 2 3 4 5

CSG Transaction Provides $7-$16 Per Share More Value Than MNC



A Sale of The Kinetic Group Unlocks Revelyst Potential
MNC's Final Indication Caps Revelyst Upside
Near-term Projected Trading Value (1)
DCF Value
MNC June 26 Final Indication
$49+
$21
~$4
~$24+
~$49 - $58
$21
~$4
~$24 - $33
$42
<$17
Implied MNC Enterprise Value (excl. cash) of Revelyst
REVELYST
Enterprise Value
VISTA OUTDOOR
CSG Cash Consideration
~$250MM Balance Sheet Cash at Revelyst
Revelyst Enterprise Value (excl. Cash)
Implied MNC Enterprise Value (excl. Cash) of Revelyst

Source: Company Filings
Note:
1. For reference, if the $49.00+ per share CSG deal package value was put on the same time value basis as MNC's $42.00 per share (illustratively assumed to close on October 31, 2024), the package value would be ~$48.60+ per share

8

Vista Outdoor Rejects MNC's Final Indication as Inadequate, Particularly in its Undervaluation of Revelyst

1	**Inferior Stockholder Value**	– Significantly undervalues Vista Outdoor (17%-38% discount to CSG Transaction package value) and Revelyst in particular (41%-94% discount to the value of Revelyst) – MNC is using Vista's own cash generation to fund its increased proposals - the value to Vista stockholders of the CSG Transaction has actually improved over time relative to MNC by ~$1.75 per share
2	**Fundamentally Undervalues Revelyst**	– MNC's final indication does not take into account the significant projected EBITDA expansion at Revelyst under new management or the ability for Vista stockholders to realize a potential change of control premium for Revelyst in the future
3	**Multiple Months to Close**	– A transaction with MNC would take multiple months to close – MNC has never completed a transaction, their financing includes new debt and equity partners relative to their prior offer, and their final indication remains subject to additional due diligence
4	**Opportunistic Proposal to Capture Revelyst Upside**	– MNC is an opportunistic buyer, seeking to capture, outside of a sale process and at a significant discount, the value of Revelyst, which should go to Vista's stockholders
5	**Inadequate Consideration**	– Vista financial advisors have delivered opinions as to the inadequacy, from a financial point of view, of MNC's final indication

VISTA OUTDOOR

9

MNC's Final Indication Significantly Undervalues Revelyst at Under $17 Per Share Versus $24-$33 Per Share in CSG Transaction

Revelyst Enterprise Value per Share



$ / Share
$42
$21
~$4
<$17
~$24+
~$24-$33
MNC Offer
Cash to Shareholders from CSG Deal
Balance Sheet Cash at Revelyst
Implied MNC Enterprise Value (excl. Cash) of Revelyst
Near-Term Enterprise Value (excl. Cash) of Revelyst
Intrinsic Enterprise Value (excl. Cash) of Revelyst

Achieving a compelling valuation for Revelyst is the key to maximizing stockholder value

A sale of Revelyst today does not enable stockholders to capture value from the near/medium-term execution of the Revelyst plan

VISTA OUTDOOR
10

CSG Value Has Improved Relative to MNC by ~$1.75 Per Share

CSG Purchase Price Increases and Vista Cash Generation More Than Off-Set MNC Improved Bid

	Value ISS / Glass Lewis Recommended "FOR" CSG Transaction		Offer Increase		Vista Cash Generation		Value Increase to Stockholders
CSG	**$1.96Bn** *Value for Kinetic*	▶	**+$2.35 per share** ***($140MM)*** *Increase in purchase price to $2.1Bn*	+	**~$3.90 per share** ***(~$230MM)*** *Vista's cash generation and debt paydown*	=	**+$6.25 per share** ***(+$370MM)***
MNC	**$37.50 per share** *Value per Vista share*	▶	**+$4.50 per share** ***(~$270MM)*** *Increase in value to $42.00 per share*	+	*Vista stockholders do not benefit from Vista cash generation and debt paydown*	=	**+$4.50 per share** ***(+$270MM)***

*In the CSG deal, **Vista stockholders** keep the ~$3.90 per share (~$230MM) of cash generation/debt paydown in calendar year 2024, which is being delivered as part of the increased cash consideration of $21.00 per share. In the MNC deal, **MNC** gets the cash benefit*

*Compared to when proxy advisory firms recommended the CSG deal, **CSG's deal has improved relative to MNC by an additional ~$1.75 per share (~$100MM)***

VISTA OUTDOOR

11

CSG Has Increased its Price for The Kinetic Group Multiple Times Resulting in a Superior Outcome for Stockholders

The Kinetic Group Enterprise Value Over Time



$ in Bn
$260MM Increase in Enterprise Value
<$1.80Bn
$1.84Bn
$1.91Bn
$1.96Bn
$2.00Bn
$2.10Bn
MNC Final Bid Original Process
Original CSG Bid September 29, 2023
Revised CSG Bid October 16, 2023
Revised CSG Bid May 27, 2024
Revised CSG Bid June 24, 2024
Latest CSG Bid July 7, 2024

Outreach and Process Commentary

- Beginning in Summer 2022 and across multiple outreaches, Morgan Stanley contacted to 26 potential buyers (14 strategics and 12 sponsors) and received bids from three parties
- MNC submitted a final proposal at a value less than $1.8Bn (present value), which included a seller note or an earn-out
- CSG beat out Colt CZ and MNC with its superior bid and has since improved its price multiple times
- The process has yielded a superior outcome for stockholders

VISTA OUTDOOR

12

Revelyst is Well-Positioned to Drive Superior Value Creation for Vista Stockholders Relative to MNC’s Final Indication 13 1 2 Reaffirming guidance and confident in GEAR Up transformation program to double EBITDA in FY25 with clear path to $100MM+ in run-rate cost savings by FY27 and mid-teens EBITDA margins long-term 3 House of category-leading outdoor brands provides optionality for long-term value creation Stockholders retain potential future upside from a change of control premium, not captured in MNC’s final indication Enhanced ability to attract a stockholder base aligned with Revelyst’s clear standalone value proposition 4